Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-213508) on Form S-8 of Johnson Controls International plc of our report dated June 17, 2025, with respect to the statements of net assets available for benefits of Johnson Controls Federal Systems, Inc. Retirement Savings Plan as of December 31, 2024, and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related supplemental schedule as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of Johnson Controls Federal Systems, Inc. Retirement Savings Plan.

/s/ Wipfli LLP

Radnor, Pennsylvania
June 17, 2025